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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 3599 Fax

February 14, 2023

Deepak T. Pai

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bain Capital Private Credit and BCSF Advisors, LP File No. 812-15303

Dear Mr. Pai:

We are writing in response to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to an application for an order granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Application”), filed with the SEC on March 28, 2022 on behalf of Bain Capital Private Credit (the “BDC”) and BCSF Advisors, LP (collectively, the “Applicants”). The Applicants have considered your comments and authorized us, on their behalf, to make the responses and changes discussed below to the Application.

On behalf of the Applicants, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms used herein shall have the meanings ascribed to them in the Application.

Comment 1.	Please update the application to reflect that the BDC has made its election on Form N-54A.

Response 1.	The Application has been revised accordingly.

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These changes are reflected in Amendment No. 2 to the Application (the “Amendment”), filed simultaneously herewith. Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz